SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

           DSI REALTY INCOME FUND VI, a California Limited Partnership
          DSI REALTY INCOME FUND VII, a California Limited Partnership
         DSI REALTY INCOME FUND VIII, a California Limited Partnership
           DSI REALTY INCOME FUND IX, a California Limited Partnership
           DSI REALTY INCOME FUND XI, a California Limited Partnership

                          (Names of Subject Companies)

   MACKENZIE PATTERSON, INC.; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE FUND VI, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; ACCELERATED
  HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE SPECIFIED INCOME FUND, L.P.; AND MP DEWAAY FUND, LLC

                                    (Bidders)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                    Subject Company                              CUSIP Number

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership

                    (CUSIP Numbers of Classes of Securities)
                             -----------------------

                                                Copy to:
Christine Simpson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                       Derenthal & Dannhauser
1640 School Street                              One Post Street, Suite 575
Moraga, California  94556                       San Francisco, California  94104
(925) 631-9100                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            Calculation of Filing Fee

Subject                                              Transaction      Amount of
Company                                              Valuation*       Filing Fee

DSI REALTY  INCOME  FUND VI,
          a California Limited Partnership           $8,076,020       $1,615.20
DSI REALTY  INCOME  FUND VII,
          a California Limited Partnership           $7,200,000       $1,440.00
DSI REALTY  INCOME  FUND VIII,
          a California Limited Partnership           $8,160,000       $1,632.00
DSI REALTY  INCOME  FUND IX,
          a California Limited Partnership           $7,980,180       $1,596.04
DSI REALTY  INCOME  FUND XI,
          a California Limited Partnership           $6,000,000       $1,200.00
                                                     ----------       ---------
Total                                                $37,416,200      $7,483.24

* For purposes of calculating the filing fee only. Assumes the purchase of the numbers of Units at the cash purchase prices set forth below for each of the subject companies.

Subject                                           Offer Price    Maximum Number
Company                                           Per Unit       of Units Sought
-------                                           -----------    ---------------

DSI REALTY  INCOME  FUND VI,
          a  California  Limited  Partnership       $340               23,753
DSI REALTY  INCOME  FUND VII,
          a  California  Limited  Partnership       $300               24,000
DSI REALTY  INCOME  FUND VIII,
          a  California  Limited  Partnership       $340               24,000
DSI REALTY  INCOME  FUND IX,
          a  California  Limited  Partnership       $260               30,693
DSI REALTY  INCOME  FUND XI,
          a  California  Limited  Partnership       $300               20,000

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MACKENZIE PATTERSON, INC.; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE FUND VI, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE SPECIFIED INCOME FUND, L.P.; AND MP DEWAAY FUND, LLC (collectively the "Purchasers") to purchase the numbers of Units of Limited Partnership Interest ("Units") at the cash purchase prices set forth below for each of the subject companies (collectively the "Partnerships" and each a "Partnership"), less the amount of any distributions declared or made with respect to the Units of a Partnership between April 5, 2002 (the "Offer Date") and May 31, 2002 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively.

Subject                                           Offer Price    Maximum Number
Company                                           Per Unit       of Units Sought
-------                                           -----------    ---------------

DSI REALTY  INCOME  FUND VI,
          a  California  Limited  Partnership       $340               23,753
DSI REALTY  INCOME  FUND VII,
          a  California  Limited  Partnership       $300               24,000
DSI REALTY  INCOME  FUND VIII,
          a  California  Limited  Partnership       $340               24,000
DSI REALTY  INCOME  FUND IX,
          a  California  Limited  Partnership       $260               30,693
DSI REALTY  INCOME  FUND XI,
          a  California  Limited  Partnership       $300               20,000

         As noted above, the Offer price for a Partnership's Units would be subject to reduction for distributions made or declared by the Partnership prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities distributed with respect to the Units, by way of dividend or otherwise, from and after the Offer Date. The number of Units subject to the Offer may be reduced to the extent that any Partnership's limited partnership agreement would prohibit the transfer of Units pursuant to the Offer which, when added to the number of all other Units transferred within the 12 months preceding the closing of the Offer, would equal or exceed 50% of the total outstanding Units for that period, and the Partnership's General Partner elects to enforce such a prohibition.

          The Purchasers and their affiliates currently beneficially own no Units. The total maximum number of Units sought for each Partnership is the total number of outstanding Units reported by the Partnership as of the date of its most recently filed annual report on Form 10-K.

         Consummation of the Offers, if all Units sought are tendered, would require payment by the Purchasers of up to $37,416,200 in aggregate purchase price, which the Purchasers expect to fund out of their current working capital, existing capital commitments and other existing capital resources.

         The address of each Issuer's principal executive offices is 6700 E. Pacific Coast Hwy., Long Beach, California 9O8O3.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.  Exhibits.
          --------

          (a)(1)   Offer to Purchase dated April 5, 2002

          (a)(2)   Form of Letter of Transmittal

          (a)(3)   Form of Letter to Unit holders dated April 5, 2002

          (a)(4)   Advertisement

          (b)-(h)  Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 5, 2002

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP FALCON GROWTH FUND 2, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 17, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 18, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

 MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

                                  EXHIBIT INDEX


Exhibit           Description                                            Page

(a)(1)   Offer to Purchase dated April 5, 2002

(a)(2)   Form of Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated April 5, 2002

(a)(4)   Advertisement